UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

     [X]  MERGER

     [ ]  LIQUIDATION

     [ ]  ABANDONMENT OF REGISTRATION
     (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a BUSINESS DEVELOPMENT COMPANY (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     AHA Investment Funds, Inc.

3.   Securities and Exchange Commission File No.:

     811-05534

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X] Initial Application    [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     190 South LaSalle Street
     Suite 2800
     Chicago, Illinois  60603

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Laura E. Simpson
     Bell, Boyd & Lloyd LLC
     70 West Madison Street
     Suite 3100
     Chicago, Illinois  60602
     (312) 807-4219


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7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]

     Timothy G. Solberg
     CCM Advisors, LLC
     190 South LaSalle Street
     Suite 2800
     Chicago, Illinois  60603

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end    [ ] Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

     Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     ADVISER:          CCM Advisors, LLC
                       190 South LaSalle Street
                       Suite 2800
                       Chicago, Illinois  60603

     SUB-ADVISERS:     Patterson Capital Corporation
                       2029 Century Park East #2950
                       Los Angeles, California 90067

                       Baird Advisors
                       777 East Wisconsin Avenue
                       Suite 2100
                       Milwaukee, Wisconsin 53202

                       Western Asset Management Company
                       117 East Colorado Boulevard
                       Pasadena, California 91105

                       Cambiar Investors, Inc.
                       2401 East Second Avenue
                       Suite 400
                       Denver, Colorado 80206



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                       Freeman Associates Investment Management LLC
                       16236 San Dieguito Road
                       Suite 2-20
                       P.O. Box 9210
                       Rancho Santa Fe, California  92067

                       SKBA Capital Management, LLC
                       44 Montgomery Street
                       San Francisco, California  94104

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     SEI Investments Distribution Co.
     One Freedom Valley Drive
     Oaks, Pennsylvania 19456

     Quasar Distributors, LLC
     615 East Michigan Street
     Milwaukee, Wisconsin  53202.

13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

     [ ] Yes     [X] No

         If yes, for each UIT state:
               Name(s):

               File No.:  811-_____

               Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes    [ ] No

          If Yes, state the date on which the board vote took place:
          May 17, 2005

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes    [ ] No

          If Yes, state the date on which the shareholder vote took place:
          September 28, 2005

          If No, explain:




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II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes    [ ] No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          September 30, 2005

     (b)  Were the distributions made on the basis of net assets?

          [X] Yes    [ ] No

     (c)  Were the distributions made PRO RATA based on share ownership?

          [X] Yes    [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  LIQUIDATIONS ONLY: N/A
          Were any distributions to shareholders made in kind?

          [ ] Yes    [ ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

     17.  CLOSED-END FUNDS ONLY: N/A
          Has the fund issued senior securities?

          [ ] Yes    [ ] No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     18.  Has the fund distributed ALL of its assets to the fund's shareholders?

          [X] Yes    [ ] No

          If No,

          (a) How many shareholders does the fund have as of the date this form is filed?

          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

          [ ] Yes    [X] No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


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III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

     [ ] Yes    [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes    [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes    [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal expenses:                                 $318,424

          (ii)  Accounting expenses                               $3,750

          (iii) Other expenses (list and identify separately):

                       Printing                   $ 30,560
                       Mailings                      2,872
                       Proxy solicitation              N/A
                       Custody                         N/A
                       Transfer Agent Fee              N/A
                                                  --------
                       Total Other Expenses       $ 33,432

          (iv)  Total expenses (sum of lines (i)-(iii) above):  $355,606

     (b)  How were those expenses allocated?

          The expenses were allocated to AHA Investment Funds, Inc.

     (c)  Who paid those expenses?

          AHA Investment Funds, Inc. paid the expenses.

     (d)  How did the fund pay for unamortized expenses (if any)? N/A


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23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes    [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes    [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes    [X] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

          CNI Charter Funds

     (b) State the Investment Company Act file number of the fund surviving the Merger:

          811-07923

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          333-126361

          Form N-14 filed on July 1, 2005. Subsequent amendments on August 9 and August 22, 2005.

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

          N/A


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                                  VERIFICATION

     The undersigned states that (i) he or she has executed this amended Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of AHA Investment Funds, Inc., (ii) he is a Secretary of AHA Investment Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                       (Signature)


                                       /s/ Timothy G. Solberg
                                       ----------------------------------
                                       Timothy G. Solberg